LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

August 28, 2015

Heather Percival

Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	LDK Solar CO., Ltd.

Registration Statement on Form F-3

Filed July 2, 2015

File No. 333-205446

Dear Ms. Percival and Mr. Mancuso:

This is in response to the Staff’s comment letter of July 29, 2015 relating to our registration statement on Form F-3 filed on July 2, 2015. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Calculation of Registration Fee

1. We note your reference to guarantees and other securities in the penultimate bullet point on page 7. Please provide us your analysis supporting your conclusions regarding whether those securities must be registered for sale in connection with your registration of the related notes for sale. Cite in your response all authority on which you rely. If you believe that the guarantees or other securities should be registered for sale and you intend to register them for sale on this Form, please provide us your analysis of how each issuer of those securities is eligible to use Form F-3 for that purpose.

We respectfully advise the Staff that we have decided to register the 5.535% Convertible Senior Notes due 2016, or the 2016 notes, and the related guarantees and shares under a separate registration statement for resale by the relevant securityholders. The current F-3 registration statement is limited to the 5.535% Convertible Senior Notes due 2018, or the 2018 notes, and shares issued and outstanding as well as shares to be issued upon conversion of either interest paid in kind or any principal of the 2018 notes, each registered for resale by the relevant securityholders.

Incorporation of Documents by Reference, page 1

2. Before you request acceleration of the effective date of this registration statement, please resolve all outstanding comments in our July 28, 2015 letter to you related to your Form 20-F for the fiscal year ended December 31, 2014.

We respectfully advise the Staff that we responded on August 20, 2015 to the comments in your letter of July 28, 2015 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2014.

Selling Securityholders, page 48

3. It appears that you have not identified all of the selling security holders. Please revise so that the table in this section reflects all of the securities that you have registered for sale and identifies all selling security holders, or provide us your analysis of the applicable authority on which you rely to omit that disclosure. In this regard, please ensure that your prospectus clearly discloses the total number of ordinary shares registered for sale.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

We respectfully advise the Staff that we have included all selling securityholders that have provided us with the requisite Notices and Questionnaires to request registration of their securities. As the 2018 notes are cleared through the Euroclear and Clearstream systems, we have sent requests and reminders, and have received selling securityholders’ requests through the clearing systems. We have revised the prospectus to show the total number of shares requested for resale and additional shares we estimate that securityholders may request us to register for resale.

Taxation, page 51

4. You may not disclaim responsibility for your disclosure. For guidance, see Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011). Please revise the second paragraph of this section accordingly.

We respectfully advise the Staff that we have revised the disclosure in response to your comment.

5. Please provide us your analysis of why you believe Regulation S-K Item 601(b)(8) does not require that you file an opinion regarding your Cayman Islands taxation disclosure.

We respectfully advise the Staff that the Cayman Islands tax opinion is now included in Exhibit 5.1.

6. Please disclose whether the Unites States is a party to a treaty mentioned in the last paragraph on page 51.

We respectfully advise the Staff that we have added disclosure to inform investors that the United States is a party to such a treaty with China, but has no such treaty arrangement with the Cayman Islands.

Exhibit 5.1

7. It is unclear whether this exhibit addresses all ordinary shares identified in the third and fourth row of the fee table on the facing page of this registration statement. Please file a revised opinion that clearly addresses all securities in the fee table.

We respectfully advise the Staff that the revised Cayman Islands opinion in Exhibit 5.1 covers all securities listed in the fee table.

8. The opinion that you file per Regulation S-K Item 601(b)(5) should not include assumptions that are overly broad, that assume away the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please provide us your analysis of why each of the assumptions on page 2 of this exhibit – other than the assumptions in clause (a) on that page – is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5), or file an option that does not include the assumptions. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We respectfully advise the Staff that the revised Cayman Islands opinion in Exhibit 5.1 has deleted the assumptions relating to the validity of the ordinary shares covered by the registration statement.

9. Please tell us why the first and third sentences of the second paragraph on page 2 of this exhibit are appropriate for the opinion required by Regulation S-K Item 601(b)(5); include in your response the purpose and effect of those sentences on the opinion. It is unclear whether an opinion that carves out the matters described in those sentences fully addresses the matters required to be addressed by Item 601(b)(5).

We respectfully advise the Staff that the revised Cayman Islands opinion in Exhibit 5.1 has deleted these sentences.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

10. Please also tell us where your prospectus explains to investors the issue mentioned in the second sentence of the second paragraph on page 2 of the opinion.

We respectfully advise the Staff that the revised Cayman Islands opinion in Exhibit 5.1 has deleted this sentence.

11. Purchasers of the securities in the offering are entitled to rely on the opinions that you file per Regulation S-K Items 601(b)(5) and 601(b)(8). For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19. Please file an opinion that does not include the limitation on reliance currently in the last sentence on page 2 of this exhibit. Please also apply this comment to exhibit 8.2 given the limitation on reliance currently on the last page of that exhibit.

We respectfully advise the Staff that the revised Cayman Islands opinion in Exhibit 5.1 has deleted this limitation.

12. It is unclear which shares registered for sale on this Form F-3 are the subject of the paragraph numbered 2 on page 3 of this exhibit and which shares are the subject of the paragraph numbered 3 on page 3 of this exhibit. Please file a clarified opinion.

We respectfully advise the Staff that the revised Cayman Islands opinion in Exhibit 5.1 covers all securities listed in the fee table.

13. Regulation S-K Item 601(b)(5) requires that the opinion regarding your equity addresses whether the shares will, when sold, be legally issued, fully paid, and non-assessable. Please file an opinion that fully addresses these issues. The paragraph numbered 2 on page 3 of this exhibit does not address whether the securities are legally issued or fully paid. Also, the opinion regarding whether the shares are non-assessable should address whether the security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors; however, this exhibit addresses only whether sums are payable to “the Company.”

We respectfully advise the Staff that the Cayman Islands opinion in Exhibit 5.1 has been revised accordingly.

14. The opinion required by Regulation S-K Item 601(b)(5) should be based on all relevant facts and laws, not “solely on the M&A” and not with carved out matters like those assumed in the paragraph numbered 2 on page 3 of this exhibit. Please file a revised opinion accordingly.

We respectfully advise the Staff that the Cayman Islands opinion in Exhibit 5.1 has been revised accordingly.

15. Please tell us the significance of shares being “allotted” as mentioned in the last sentence of the paragraph numbered 3 on page 3 of this opinion. Also, tell us why the opinion must be conditioned on the shares being “allotted” given that the opinion also is conditioned on the shares being “issued.”

We respectfully advise the Staff that both “allotment” and “issue” are included in the Cayman Islands opinion in Exhibit 5.1 as there is a distinction between the terms under the Cayman Islands law: the allotment of shares takes place when a person obtains an unconditional right to be entered in the register of members (or shareholders), while the issue of shares takes place when the allottee is entered in such register of members.

Exhibit 5.2

16. Please provide us your analysis of why the following assumptions in the third paragraph on page 1 of this exhibit are necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5):

•	the due incorporation and valid existence of all parties under the laws of their respective jurisdictions,

•	the authority of and due authorization by all persons signing any document on behalf of parties,

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

•	the due execution and delivery of any document by all parties in accordance with the laws of the respective jurisdictions of their incorporation,

•	the due exchange for the Notes pursuant to Section 3(a)(10) of the Securities Act upon issuance,

•	the truth and accuracy of all matters set forth in all documents,

•	that the execution, delivery and performance by the registrant of the Indentures and the Notes do not and will not violate applicable laws (except for the laws of the State of New York and the federal laws of the United States of America),

•	that the execution, delivery and performance by the registrant of the Indentures and the Notes do not and will not constitute a breach or violation of any agreement or instrument that is binding upon the registrant, and

•	that each Indenture constitutes the valid, legally binding and enforceable obligation of its trustee and each other party thereto (other than the registrant under New York law).

For guidance, please refer to Section II.B.1.e and II.B.3.a of Staff Legal Bulletin No. 19.

We respectfully advise the Staff that the revised New York opinion in Exhibit 5.2 has deleted the assumptions as the revised Cayman Islands opinion in Exhibit 5.1 now covers the relevant power, authorization, execution and issuance under the Cayman Islands law.

17. Please file an opinion regarding whether the notes are binding obligations of the registrant under the law governing the notes. Given that this exhibit addresses that issue “to the extent that New York law governs such matters” it is unclear whether counsel has determined which law governs and whether that law is addressed by the opinion you have filed.

We respectfully advise the Staff that the New York opinion in Exhibit 5.2 has been revised accordingly.

18. Please tell us why the opinion is limited by the matters addressed in the fourth and fifth bullet points on page 2 of the opinion. Include in your response (1) the specific sections of the applicable exhibits that generated the need for the limitations and (2) the specific location of any prospectus disclosure that you have provided to explain the limitations to investors. Also, provide us your analysis of the risks created by the issues mentioned in clause (iv) of the last bullet point in this exhibit.

We respectfully advise the Staff that the New York opinion in Exhibit 5.2 has been revised accordingly.

Exhibits 8.1 and 8.2

19. If you are electing to use a “short-form” opinion, please revise your prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Also, please remove the disclosure on page 52 of your prospectus that you have addressed only “certain” consequences or have provided only a “general discussion,” and revise your disclosure to address the material tax consequences as suggested by the last sentence of the second paragraph on page 2 of exhibit 8.1. For guidance, please see Sections III.B.2 and III.C.1. of Staff Legal Bulletin No. 19.

We respectfully advise the Staff that we are electing to use a “short-form” opinion and have revised the prospectus accordingly. We also respectfully advise the Staff that we have made the requested revisions in the prospectus.

20. Please provide an opinion that addresses the material tax consequences of this transaction without assuming key conclusions or stating merely tax treatment of transactions generally. For example, the current disclosure on page 53 assumes that the notes are publicly traded within the meaning of the original issue discount rules, makes no determination as to the issue price of the notes, and addresses what tax consequences are “generally.” We also note the disclosure on page 51 regarding what the tax consequences would be “if” specified circumstances exist.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

We respectfully advise the Staff that both the U.S. and PRC tax opinions have been revised accordingly. We have also revised the prospectus in response to your comments, but we respectfully advise the Staff that the PRC law treatment necessarily contains uncertainties and we have also added some disclosure in the risk factor to highlight the uncertainty.

21. Please see the guidance in Sections III.C.1 and III.C.4 of Staff Legal Bulletin 19 regarding circumstances when counsel is unable to opine on a material tax consequence. In this regard, we note the disclosure on page 51 regarding what consequences “may” be.

We respectfully refer the Staff to our response under #20.

Exhibit 8.2

22. Please tell us why you believe the assumption in clause (iv) of the penultimate paragraph on page 1 of this exhibit is necessary and appropriate for the opinion required by regulation S-K Item 601(b)(8).

We respectfully advise the Staff that the revised PRC tax opinion has deleted this assumption.

23. We note that the last sentence on page 1 of this exhibit regarding statements in the prospectus being “accurate summaries of the matters described.” Please file an opinion that addresses the tax consequences, not the manner in which they are described in the prospectus. For guidance, please see Section III.C.2 of Staff Legal Bulletin No. 19.

We respectfully advise the Staff that the PRC tax opinion has been revised in response to your comment.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

Sincerely,

/s/ Xingxue Tong
Name: Xingxue Tong
Title: President & Chief Executive Officer

/s/ Jack Lai
Name: Jack K.S. Lai
Title: Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)